

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2013

Via E-mail
David R. Guyer, M.D.
Chief Executive Officer
Ophthotech Corporation
One Penn Plaza, 35th Floor
New York, New York 10119

>   **Re: Ophthotech Corporation**
>   **Registration Statement on Form S-1**
>   **Filed August 15, 2013**
>   **File No. 333-190643**

Dear Dr. Guyer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgments and Estimates
Share-Based Compensation
Fair Market Value Estimates, page 64

1. Please revise your disclosure provided in response to comment 17 to separately disclose the intrinsic value of outstanding vested options from outstanding unvested options. In addition, given the significant option grants in July and August, please also disclose this information for those options outstanding at the date you request effectiveness.

Notes to Financial Statements
5. Financing Activities, page F-10

2. Please refer to your response to comment 23. Please represent to us that you will mark these warrants to fair value immediately prior to their becoming warrants to purchase

common stock. To the extent material, please also represent that you will disclose the anticipated charge to be recorded upon the completion of your offering in MD&A as a known event or uncertainty and in your capitalization table.

6. Product and Technology Agreements, page F-13

3. Please refer to your response to comment 25. We note your increased disclosures for the Archemix and Nektar Therapeutics agreements. Please expand your disclosures to include the term and termination provisions for the agreement with OSI (Eyetech) similar to your disclosures on page 106.

Transferred Technology an Assumed Agreements, page F-13

4. Please explain the difference between the $1,000,000 disclosed as the amount the company has paid the supplier which was charged to research and development expense during the year ended December 31, 2007 and the $750,000 disclosed on page 74 for the amount the company has paid from inception through December 31, 2012.

Notes to Unaudited Financial Statements
8. Subsequent Events, page F-40

5. Please tell us your consideration of whether any beneficial conversion feature will be recorded in connection with your recent convertible stock issuance in August of 2013 and provide us an analysis of your accounting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Vanessa Robertson at (202) 551-3649 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: David E. Redlick, Esq.
       Brian A. Johnson, Esq.
       Wilmer Cutler Pickering Hale and Dorr LLP
       7 World Trade Center, 250 Greenwich Street
       New York, New York 10007